

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Richard Davis
Chief Executive Officer
Endurance Acquisition Corp.
630 Fifth Avenue, 20th Floor
New York, NY 10111

> **Re: Endurance Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2021**
> **File No. 333-259098**

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 26, 2021

Summary Financial Data, page 39

1.   Please revise the introductory disclosure to clarify that the "As Adjusted" presentation gives effect to the sale of the offering units and the private placement warrants, assuming the over-allotment option is not exercised, and the application of the estimated net proceeds derived from the sale of such securities.

Financial Statements
Note 2. Significant Accounting Policies and Basis of Presentation, page F-9

2.   Your revised disclosure regarding deferred offering costs describes the allocation of offering proceeds from the Units, but not the offering costs. Please revise to disclose how direct offering costs are allocated and the accounting treatment of offering costs allocated

to the warrant liabilities and Class A ordinary shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Senior Staff Accountant at (202) 551- 3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Larry P. Medvinsky